                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K


(Mark One)

     [X]  ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES
               EXCHANGE ACT OF 1934               [FEE REQUIRED]


For the fiscal year ended December 31, 1994



                                       or



     [ ]  TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES
               EXCHANGE ACT OF 1934               [NO FEE REQUIRED]


For the transition period from ________________  to ______________________


Commission file number 0-7469



A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                             TJ INTERNATIONAL, INC.
                          PENSION & PROFIT SHARING PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             TJ INTERNATIONAL, INC.
                              200 E. Mallard Drive
                                  P. O. Box 65
                               Boise, Idaho  83707

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                                   TJ International, Inc.
                                Pension & Profit Sharing Plan
                             -------------------------------------
                                       (Name of Plan)


Date:     May 18, 1995               /s/ Valerie A. Heusinkveld
                             -------------------------------------
                                            (Signature)
                                   Valerie A. Heusinkveld
                                   Committee Member
                                   Pension & Profit Sharing Plan
                                   Administrative Committee

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Administrative Committee of the
TJ International, Inc. Pension & Profit Sharing Plan:

We have audited the accompanying statements of net assets available for plan benefits of the TJ International, Inc. Pension & Profit Sharing Plan (the Plan) as of December 31, 1994 and 1993 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements and the schedules referred to below are the responsibility of TJ International, Inc.'s management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1994 and 1993 and the changes in its net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules 3 and 4 are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.


                                         ARTHUR ANDERSEN LLP



Boise, Idaho
  April 14, 1995

                             TJ INTERNATIONAL, INC.


                          PENSION & PROFIT SHARING PLAN
              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS


                                                       December 31,
                                                 --------------------------
ASSETS                                              1994           1993
                                                 -----------    -----------
Investments, at current value                    $75,344,242    $76,658,492

Cash and cash equivalents                          2,918,742      2,391,066

Receivables:
  Employer contributions                           1,209,012      1,071,258
  Employee contributions                             429,173        413,977
  Interest and dividends                              48,690         33,309
                                                 -----------    -----------
                                                  79,949,859     80,568,102
                                                 -----------    -----------

LIABILITIES

Accrued management fees                              106,919        107,174

Other accounts payable                             2,187,998      1,799,981
                                                 -----------    -----------
                                                   2,294,917      1,907,155
                                                 -----------    -----------

NET ASSETS AVAILABLE FOR PLAN BENEFITS           $77,654,942    $78,660,947
                                                 -----------    -----------
                                                 -----------    -----------

            The accompanying notes and Supplemental Schedules 1 and 2
               are an integral part of these financial statements.

                             TJ INTERNATIONAL, INC.


                          PENSION & PROFIT SHARING PLAN
         STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS


                                                                              For the Years Ended
                                                                                  December 31,
                                                                         ---------------------------
                                                                              1994           1993
                                                                          -----------    -----------
Investment income:
  Interest income                                                         $ 1,207,021    $ 1,191,281
  Dividend income                                                             162,307        108,645
  Management fees and other                                                  (449,224)      (420,128)
                                                                          -----------    -----------
                                                                              920,104        879,798
                                                                          -----------    -----------

Gain on disposition of investments, net                                     1,297,420      1,224,122
Unrealized appreciation (depreciation) of
  investments, net                                                         (9,822,435)    13,515,374

Contributions:
  Employee                                                                  6,039,003      4,831,067
  Employer                                                                  3,454,531      2,416,204
                                                                          -----------    -----------

                                                                            9,493,534      7,247,271
                                                                          -----------    -----------

Total additions                                                             1,888,623     22,866,565

Plan benefit claims distributed during the year                            (3,266,688)    (1,969,747)

Plan transfers and merger                                                     372,060         65,432
                                                                          -----------    -----------

Net increase (decrease) during the year                                    (1,006,005)    20,962,250

Net assets available for plan benefits, beginning of
year                                                                       78,660,947     57,698,697
                                                                          -----------    -----------

Net assets available for plan benefits, end of year                       $77,654,942    $78,660,947
                                                                          -----------    -----------
                                                                          -----------    -----------

            The accompanying notes and Supplemental Schedules 1 and 2
               are an integral part of these financial statements.

                             TJ INTERNATIONAL, INC.


                          PENSION & PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS


1.   PLAN DESCRIPTION:

The TJ International, Inc. Pension & Profit Sharing Plan (the Plan) is a defined contribution plan sponsored by TJ International, Inc. (the Company). The Plan is administered by an Administrative Committee (the Committee) appointed by the Company's Board of Directors. Substantially all eligible employees are participants in the Plan.

The following accounts are maintained by fund for each participant:

- -    An elective contribution account consisting of participant contributions in selected amounts between 2% to 15% of their compensation, limited to a maximum contribution as set by the Internal Revenue Service.

- -    A company matching account to which the Company makes a matching contribution equal to 100% of the first 2% and 50% of the next 2% contributed to the elective contribution account.

- -    A profit sharing account consisting of an annual Company contribution which is determined by a formula based on the Company's annual net income with certain discretionary powers exercisable by the Company's Board of Directors. This contribution, as well as any forfeitures, is allocated using a formula based on participants' annual earnings and years of Plan participation.

- -    An employee pre-1973 after tax contribution account consisting of participants' contributions made to the Plan prior to 1973.

Contributions are credited to the participants' accounts as payrolls are processed throughout the year or annually, as appropriate. The Company profit sharing and company matching accounts are subject to vesting provisions of the Plan as described in Note 5. Participants are always fully vested in their elective contribution and pre-1973 after tax contribution account balances.

Effective January 1, 1995, the Company's Board of Directors amended the Plan to allow participants to borrow against their individual account balance and increased the Company's matching contributions to the Plan. For the Plan year beginning after January 1, 1995, the Company will make a matching contribution equal to 100% of the first 2% and 50% of the next 4% contributed to the elective contribution account. The Company's maximum matching contribution will be 4% of an employee's compensation.

The assets of the Plan are held in trust (the Trust) by West One Bank (the Trustee), Columbia Trust Company and U.S. Trust Company (custodians).

Earnings or losses on the investments held by the Trust are allocated to the participants' accounts based on the beginning-of-quarter balances.

The Plan's investment managers have discretionary authority to apportion funds deposited under their contracts among various investments in the manner they believe to be consistent with the Committee's Plan investment objectives. Additionally, certain investment criteria to be followed by the Trustee and custodians regarding the temporary investment of assets has been established by the Committee. Each investment manager's performance is periodically reviewed and evaluated by the Committee.

Substantially all expenses of administration of the Plan, except for custodial fees, brokerage fees, management fees, taxes on security transactions and fifty percent of the employee record keeping fees, are paid by the Company.

The Plan obtained its latest determination letter on July 3, 1986, in which the Internal Revenue Service (IRS) stated that the Plan, as then designated, was in compliance with the applicable requirements of the Internal Revenue Code. In 1994, the Plan was amended in order to, among other things, comply with certain requirements of the Tax Reform Act of 1986, as amended. The plan administrator filed for a new determination letter on March 16, 1995. The plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan is qualified and the Trust is tax exempt as of the financial statement date.

On August 26, 1993, the Company's Board of Directors declared a two-for-one stock split in the form of a 100% stock dividend. On October 1, 1993, one share of common stock was issued for each share outstanding as of September 7, 1993. All 1993 share information included in these financial statements and notes is based on the increased number of shares of common stock after giving retroactive effect to the stock split.

2.   SIGNIFICANT ACCOUNTING POLICIES:

The Plan's financial statements have been prepared on the accrual basis of accounting. Assets of the Plan are valued at current value as of the date of the financial statements. Market value fluctuations in the Investment Contract Fund reflect changes in the effective yield on the underlying securities and have been included in interest income. Contributions from the Company are recorded in conformity with the Company's funding policy and were received subsequent to year-end.

3.   INVESTMENTS:

The following is a brief description of the investment funds:

- -    The Investment Contract Fund seeks to provide a stable rate of return.  The
     Investment Contract Fund is a combination of individual guaranteed investment contracts ("GICs") and collectively invested GICs held by U.S. Trust Company and managed by Morley Capital Management, Inc., Portland, Oregon. The Investment Contract Fund invests in GICs issued by insurance companies and short-term investments.

- -    The Balanced Fund seeks to protect principal against inflation through income and market appreciation. The investment objective of the Balanced Fund is to provide a positive annual rate of return and preservation of principal over a full market cycle. The Balanced Fund is invested as part of a collective investment fund held by Columbia Trust Company, Portland, Oregon, as custodian. The Balanced Fund may invest in stocks, bonds, and real estate, guaranteed investment contracts, short-term investments and other assets deemed appropriate by the fund investment manager.

- -    The Diversified Stock Fund seeks to provide market appreciation.  The investment objective of the Diversified Stock Fund is to provide maximum long-term investment growth over a full market cycle. The Columbia Trust Company is the investment manager of the Diversified Stock Fund. The Diversified Stock Fund is invested as part of a collective investment fund held by Columbia Trust Company, Portland, Oregon, as custodian. The Diversified Stock Fund invests in stocks and cash.

- -    The TJ International Common Stock Fund seeks to allow participants to share in the performance of the Company through equity ownership. This fund is invested in shares of Company common stock and short-term investments which are held by the Trustee.

The Investment Contract Fund included an investment in the U.S. Trust Preservation Fund with a current value of $12,577,172, which exceeds 5% of plan net assets available for plan benefits.

At December 31, 1994, the Plan held $652,528 related to a GIC issued by Confederation Life. In August 1994, Confederation Life was seized by Canadian insurance regulators. Simultaneously, the United States operations of Confederation Life were taken over by regulators in Michigan and Georgia, who are attempting to rehabilitate those operations. The United States regulators have issued a statement indicating that they anticipate full contract value, at the date Confederation Life was seized, to be preserved. The balance recorded on this contract at December 31, 1994 represents the contract's principal amount plus accrued interest through the date of seizure. No interest has been accrued on the contract subsequent to the seizure date.

4.   CONTRIBUTIONS:

Participants in the Plan may make elective contributions to any of the investment options. For the first three quarters of the current Plan year, the Company's matching contributions were contributed to the Investment Contract Fund. Effective October 1, 1994, the Company's matching contributions are invested based on the participant elective contributions.

The Company's annual profit sharing contributions, if any, are invested based on the participant elective contributions. The Company made profit sharing contributions of $1,000,900 and $928,500 for 1994 and 1993, respectively. The Company's Board of Directors, as allowed by the Plan, directed the contributions to be evenly divided between the Company's Pension & Profit Sharing Plan and the Employee Stock Ownership Plan in 1994 and 1993.

As of December 31, 1994 and 1993, there were approximately 2,245 and 1,961 participants in the Plan, respectively, some of whom have elected to invest in more than one fund. The approximate number of participants investing in each fund was:


                                                      December 31
                                                  ------------------
                                                    1994      1993
                                                   ------    ------
               Investment Contract Fund               958       852
               Balanced Fund                        1,201     1,180
               Diversified Stock Fund                 918       755
               TJ International Common Stock Fund     918       840

5.  VESTING:

Upon termination of employment, participants are entitled to receive their elective contributions, their pre-1973 after tax contributions and their vested portion of the Company's contributions, as adjusted by allocated earnings or losses resulting from Plan investments. Participants become vested as follows:


       Completed Years        7 or                          2 or
     of Vesting Service       more       6    5    4    3   less
    --------------------    ---------------------------------------
      Vested Percentage       100%      80%  60%  40%  20%    0%

In the event of termination of employment prior to the completion of seven years of vested service for any reason other than retirement, death or disability, a participant forfeits the non-vested portion in his or her account balance. The Plan's break in service provisions provide that the forfeiture of non-vested participant's account balance and credited years of service will occur in the year the Plan participation ceases. However, if the participant returns to active participation before the fifth consecutive one-year break in service, the non-vested account balance will be reinstated to the participant's account. A one-year break in service is a Plan year in which a participant is credited with 500 or less hours of service. These forfeitures, totaling

$392,189 and $411,156 in 1994 and 1993, respectively, are allocated to the remaining participants in the Plan. In addition, the Plan had $66,787 and $162,389 of unallocated forfeitures as of December 31, 1994 and 1993, respectively.

In the event of a Plan termination, all participant accounts become fully vested.

6.   PLAN TRANSFERS AND MERGER:

In compliance with the Tax Reform Act of 1986, the Company's Employee Stock Ownership Plan (ESOP) participants age 55 or older and with at least ten years of ESOP participation must be allowed the opportunity to diversify their investment from Company stock to a minimum of three investment options. Accordingly, eligible ESOP participants may elect to transfer all or a portion of their account balance to the four investment options in the Plan. Eligible participants elected to transfer their account balances totaling $372,060 and $65,432 in 1994 and 1993, respectively, from the ESOP to the Plan.

Effective April 1, 1995, the accounts of the Norco Windows, Inc. employees were merged into the replacement Outlook Window 401(k) Plan.

7.   RECONCILIATION TO THE PLAN TAX RETURN:

At December 31, 1994 and 1993, the net assets available for plan benefits includes $573,192 and $519,019, respectively, of amounts which are due to participants but have not been paid. These amounts have been accrued as liabilities and subtracted from net assets available for plan benefits in the Plan's tax return.

                                                         SUPPLEMENTAL SCHEDULE 1

                             TJ INTERNATIONAL, INC.

                                EIN:  82-0250992
                          PENSION & PROFIT SHARING PLAN
                                 PLAN NUMBER 002
          STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS BY FUND
                 FOR THE YEARS ENDED DECEMBER 31, 1994 AND 1993


                                                                                                         TJ
                                                            Investment                             International
                                                             Contract     Balanced   Diversified       Common
As of December 31, 1994                                        Fund         Fund      Stock Fund     Stock Fund    Total Plan
- -----------------------                                     -----------  ----------  ------------  -------------  -----------
ASSETS
Investments, at current value                               $19,806,752  $23,631,595  $15,346,938  $16,558,957    $75,344,242
Cash and cash equivalents                                       272,394    1,100,539    1,542,709        3,100      2,918,742
Receivables:
    Employer contributions                                      271,729      393,491      250,327      293,465      1,209,012
    Employee contributions                                       99,852      133,868       93,177      102,276        429,173
    Interest and dividends                                        1,048        1,278        1,414       44,950         48,690
    Due (to) from other funds                                    79,841     (950,361)  (1,471,971)   2,342,491          -
                                                            -----------  -----------  -----------  -----------    -----------
                                                             20,531,616   24,310,410   15,762,594   19,345,239     79,949,859
                                                            -----------  -----------  -----------  -----------    -----------
LIABILITIES
    Accrued management fees                                      20,686       49,782       33,193        3,258        106,919
    Other accounts payable                                        -            -            -        2,187,998      2,187,998
                                                            -----------  -----------  -----------  -----------    -----------
                                                                 20,686       49,782       33,193    2,191,256      2,294,917
                                                            -----------  -----------  -----------  -----------    -----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS                      $20,510,930  $24,260,628  $15,729,401  $17,153,983    $77,654,942
                                                            ===========  ===========  ===========  ===========    ===========


                                                                                                         TJ
                                                            Investment                             International
                                                             Contract     Balanced   Diversified       Common
As of December 31, 1993                                        Fund         Fund      Stock Fund     Stock Fund    Total Plan
- -----------------------                                     -----------  ----------  ------------  -------------  -----------
ASSETS
Investments, at current value                               $17,091,499  $25,312,867  $15,084,217  $19,169,909    $76,658,492
Cash and cash equivalents                                     1,354,637      130,715      896,094        9,620      2,391,066
Receivables:
    Employer contributions                                    1,071,258        -            -            -          1,071,258
    Employee contributions                                       96,345      155,563       89,347       72,722        413,977
    Interest and dividends                                          443          720          686       31,460         33,309
    Due (to) from other funds                                (1,304,033)     159,968     (692,832)   1,836,897          -
                                                            -----------  -----------  -----------  -----------    -----------
                                                             18,310,149   25,759,833   15,377,512   21,120,608     80,568,102
                                                            -----------  -----------  -----------  -----------    -----------
LIABILITIES
    Accrued management fees                                      17,100       53,296       32,745        4,033        107,174
    Other accounts payable                                        -            -            -        1,799,981      1,799,981
                                                            -----------  -----------  -----------  -----------    -----------
                                                                 17,100       53,296       32,745    1,804,014      1,907,155
                                                            -----------  -----------  -----------  -----------    -----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS                      $18,293,049  $25,706,537  $15,344,767  $19,316,594    $78,660,947
                                                            ===========  ===========  ===========  ===========    ===========


                                                         SUPPLEMENTAL SCHEDULE 2
                         TJ INTERNATIONAL, INC.


                           EIN:  82-0250992
                    PENSION & PROFIT SHARING PLAN
                           PLAN NUMBER 002
   STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS BY FUND
           FOR THE YEARS ENDED DECEMBER 31, 1994 AND 1993


                                                                                                         TJ
                                                            Investment                             International
                                                             Contract     Balanced   Diversified       Common
As of December 31, 1994                                        Fund         Fund      Stock Fund     Stock Fund    Total Plan
- -----------------------                                     -----------  ----------  ------------  -------------  -----------
Investment income:
  Interest income                                           $ 1,194,837  $     4,682  $     6,327   $     1,175   $ 1,207,021
  Dividend income                                                  -            -            -          162,307       162,307
  Management fees and other                                     (87,584)    (210,335)    (135,372)      (15,933)     (449,224)
Gain on disposition of investments, net                            -         718,563      578,857          -        1,297,420

Unrealized depreciation of investments, net                        -        (698,132)    (374,976)   (8,749,327)   (9,822,435)

Contributions:
  Employee                                                    1,167,735    1,926,210    1,478,514     1,466,544     6,039,003
  Employer                                                    2,241,285      503,778      329,135       380,333     3,454,531
Plan benefit claims distributed
  during the year                                            (1,421,536)    (988,167)    (397,056)     (459,929)   (3,266,688)
Transfers among funds, net                                     (877,715)  (2,703,367)  (1,100,795)    4,681,877          -
Plan merger and transfers                                           859          859         -          370,342       372,060
                                                            -----------  -----------  -----------   -----------   -----------
Net increase (decrease) during the year                       2,217,881   (1,445,909)     384,634    (2,162,611)   (1,006,005)

Net assets available for plan benefits, beginning
  of year                                                    18,293,049   25,706,537   15,344,767    19,316,594    78,660,947
                                                            -----------  -----------  -----------   -----------   -----------

Net assets available for plan benefits, end of
  year                                                      $20,510,930  $24,260,628  $15,729,401   $17,153,983   $77,654,942
                                                            -----------  -----------  -----------   -----------   -----------
                                                            -----------  -----------  -----------   -----------   -----------

As of December 31, 1993
- -----------------------
Investment income:
  Interest income                                           $ 1,177,778  $    11,414  $     1,717    $      372   $ 1,191,281
  Dividend income                                                  -            -            -          108,645       108,645
  Management fees and other                                     (75,505)    (205,311)    (129,256)      (10,056)     (420,128)
Gain (loss) on disposition of investments, net                     -         584,044      684,711       (44,633)    1,224,122

Unrealized appreciation of investments, net                        -       2,498,254    1,542,990     9,474,130    13,515,374

Contributions:
  Employee                                                    1,082,576    1,805,619    1,166,669       776,203     4,831,067
  Employer                                                    2,416,204         -            -              -       2,416,204
Plan benefit claims distributed
  during the year                                              (487,962)    (856,218)    (473,763)     (151,804)   (1,969,747)
Transfers among funds, net                                   (2,536,336)  (1,037,429)  (1,110,230)    4,683,995          -
Plan merger and transfers                                         3,289        4,824        6,143        51,176        65,432
                                                            -----------  -----------  -----------   -----------   -----------
Net increase during the year                                  1,580,044    2,805,197    1,688,981    14,888,028    20,962,250

Net assets available for plan benefits, beginning
  of year                                                    16,713,005   22,901,340   13,655,786     4,428,566    57,698,697
                                                            -----------  -----------  -----------   -----------   -----------

Net assets available for plan benefits, end of
  year                                                      $18,293,049  $25,706,537  $15,344,767   $19,316,594   $78,660,947
                                                            -----------  -----------  -----------   -----------   -----------
                                                            -----------  -----------  -----------   -----------   -----------

                                                         SUPPLEMENTAL SCHEDULE 3


                             TJ INTERNATIONAL, INC.

                                EIN:  82-0250992
                          PENSION & PROFIT SHARING PLAN
                                 PLAN NUMBER 002
                            INVESTMENT CONTRACT FUND
          ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 1994


                                                                                 Current
  Identity of Issue      Description of Investment                  Cost          Value
- ---------------------------------------------------------------------------------------------------------------------------------
SEI Financial            SEI Daily Income Trust - Prime
  Services Company        Obligation Portfolio, 272,393
                          participation units, interest
                          rates and due dates variable          $   272,394    $   272,394
                                                                -----------    -----------
                                                                -----------    -----------

Confederation Life (1)   Guaranteed investment contract
                          number 62513, 8.77% rate of
                          return, July 2, 1996 maturity
                          date                                  $   652,528    $   652,528


Crown Life               Guaranteed investment contract
                          number GARC-9003944, 9.20% rate
                          of return, July 5, 1995
                          maturity date                             716,327        716,327


Life of Virginia         Guaranteed investment contract
                          number GS-2554, 7.63% rate
                          of return, February 28, 1997
                          maturity date                             615,667        615,667


Manufacturers Life       Guaranteed investment contract
                          number GD-38331, 9.11% rate of
                          return, May 8, 1995 maturity
                          date                                      521,717        521,717


New York Life            Guaranteed investment contract
                          number GA-9130-1, 7.15% rate of
                          return, August 29, 1997
                          maturity date                             341,365        341,365


New York Life            Guaranteed investment contract
                          number GA-9130-2, 7.15% rate of
                          return, August 28, 1998
                          maturity date                             341,365        341,365

(1) In August 1994, Confederation Life was seized by Canadian insurance regulators. Simultaneously, the United States operations of Confederation Life were taken over by regulators in Michigan and Georgia, who are attempting to rehabilitate those operations. The United States regulators have issued a statement indicating that they anticipate full contract value, at the date Confederation Life was seized, to be preserved. The balance recorded on this contract at December 31, 1994 represents the contract's principal amount plus accrued interest through the date of seizure. No interest has been accrued on the contract subsequent to the seizure date.


                                                         SUPPLEMENTAL SCHEDULE 3

                             TJ INTERNATIONAL, INC.


                                EIN:  82-0250992
                           PENSION & PROFIT SHARING PLAN
                                PLAN NUMBER 002
                           INVESTMENT CONTRACT FUND
            ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                               DECEMBER 31, 1994

                                                                                 Current
  Identity of Issue      Description of Investment                  Cost          Value
- ---------------------------------------------------------------------------------------------------------------------------------

New York Life            Guaranteed investment contract
                          number GA-9130-3, 7.15% rate
                          of return, August 27, 1999
                          maturity date                         $   341,365    $   341,365


Penn Mutual Life         Guaranteed investment contract
                          number GVC-91101, 9.35% rate
                          of return, November 29, 1995
                          maturity date                             736,941        736,941


Principal Mutual         Guaranteed investment contract
                          number GA4-14925, 7.92% rate
                          of return, December 10, 1999
                          maturity date                           1,017,271      1,017,271


Protective Life          Guaranteed investment contract
                          number GA-556, 8.73% rate of
                          return, March 2, 1996 maturity
                          date                                      804,311        804,311


Safeco Life              Guaranteed investment contract
  Insurance Co.           number LP-133970, 8.54% rate
                          of return, May 15, 1996
                          maturity date                             471,264        471,264


Sun Life Assurance       Guaranteed investment contract
                          number S-0717-G, 8.7% rate of
                          return, September 2, 1996
                          maturity date                             669,459        669,459


U.S. Trust Company *     U.S. Trust Preservation Fund
                          513,333 participation units,
                          interest rates and due dates
                          variable                               12,577,172     12,577,172
                                                                -----------    -----------

                         Total Investment Contract Fund
                          investments                           $19,806,752    $19,806,752
                                                                -----------    -----------
                                                                -----------    -----------

* Known party-in-interest

                                                         SUPPLEMENTAL SCHEDULE 3


                             TJ INTERNATIONAL, INC.


                               EIN:  82-0250992
                         PENSION & PROFIT SHARING PLAN
                               PLAN NUMBER 002
                                BALANCED FUND
         ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             DECEMBER 31, 1994

                                                                                 Current
  Identity of Issue      Description of Investment                  Cost          Value
- ---------------------------------------------------------------------------------------------------------------------------------

SEI Financial            SEI Daily Income Trust - Prime
  Services Company        Obligation Portfolio, 1,100,539
                          participation units, interest
                          rates and due dates variable          $ 1,100,539    $ 1,100,539
                                                                -----------    -----------
                                                                -----------    -----------


Columbia Trust           Balanced Fund, 3,656,523
  Company *               participation units                   $15,703,449    $23,631,595
                                                                -----------    -----------
                                                                -----------    -----------

* Known party-in-interest.

                                                         SUPPLEMENTAL SCHEDULE 3


                             TJ INTERNATIONAL, INC.


                               EIN:  82-0250992
                         PENSION & PROFIT SHARING PLAN
                               PLAN NUMBER 002
                            DIVERSIFIED STOCK FUND
         ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             DECEMBER 31, 1994


                                                                                 Current
  Identity of Issue      Description of Investment                  Cost          Value
- ---------------------------------------------------------------------------------------------------------------------------------
SEI Financial            SEI Daily Income Trust - Prime
  Services Company        Obligation Portfolio,
                          1,542,709 participation units,
                          interest rates and due dates
                          variable                              $ 1,542,709    $ 1,542,709
                                                                -----------    -----------
                                                                -----------    -----------


Columbia Trust           Diversified Stock Fund,
  Company *               1,787,973 participation units.        $ 8,966,433    $15,346,938
                                                                -----------    -----------
                                                                -----------    -----------

* Known party-in-interest.

                                                         SUPPLEMENTAL SCHEDULE 3


                             TJ INTERNATIONAL, INC.


                               EIN:  82-0250992
                         PENSION & PROFIT SHARING PLAN
                               PLAN NUMBER 002
                       TJ INTERNATIONAL COMMON STOCK FUND
         ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             DECEMBER 31, 1994

                                                                                 Current
  Identity of Issue      Description of Investment                  Cost          Value
- ---------------------------------------------------------------------------------------------------------------------------------

SEI Financial Services   SEI Daily Income Trust -
  Company                 Prime Obligation Portfolio
                          3,100 participation units,
                          interest rates and due
                          dates variable                        $     3,100    $     3,100
                                                                -----------    -----------
                                                                -----------    -----------


TJ International,         932,899 shares common stock
  Inc. *                                                        $16,652,843    $16,558,957
                                                                -----------    -----------
                                                                -----------    -----------

* Known party-in-interest

                                                         SUPPLEMENTAL SCHEDULE 4

                                             TJ INTERNATIONAL, INC.


                                                EIN:  82-0250992
                                          PENSION & PROFIT SHARING PLAN
                                                PLAN NUMBER 002
                               ITEM 27(d) - SCHEDULE OF REPORTABLE TRANSACTIONS
                                      FOR THE YEAR ENDED DECEMBER 31, 1994


                                     Description                                           Total              Total
                                   Assets, Interest                         Number         Dollar             Dollar
   Identity of Party                  Rate and                                of          Value of           Value of       Lease
       Involved                     Maturity Date                        Transactions     Purchases            Sales        Rental
 ----------------------           -----------------                      ------------    ----------          --------       ------
SEI Financial Services     SEI Daily Income Trust -
 Company                    Prime Obligation
                            Portfolio, interest rates
                            and maturity dates
                            variable                                           110      $12,954,623    $         -           N/A


SEI Financial Services     SEI Daily Income Trust -
 Company                    Prime Obligation
                            Portfolio, interest rates
                            and maturity dates
                            variable                                            98             -           12,676,864        N/A


TJ International, Inc. *   Common stock                                         36        5,272,494              -           N/A

U.S. Trust Company *       U.S. Trust Preservation
                            Fund                                                 2        2,099,964              -           N/A

U.S. Trust Company *       U.S. Trust Preservation
                            Fund                                                 8             -            1,872,427        N/A

*  Known party-in-interest





                                      Description                          Expenses                     Current Value
                                    Assets, Interest                       Incurred                      of Assets on    Net Gain
   Identity of Party                   Rate and                              with         Cost of        Transaction        or
       Involved                      Maturity Date                       Transactions      Assets            Date         (Loss)
 ----------------------            -----------------                     ------------    ----------       --------       ------

SEI Financial Services     SEI Daily Income Trust -
 Company                    Prime Obligation
                            Portfolio, interest rates
                            and maturity dates
                            variable                                     $   -          $12,954,623       $12,954,623    $    -


SEI Financial Services     SEI Daily Income Trust -
 Company                    Prime Obligation
                            Portfolio, interest rates
                            and maturity dates
                            variable                                          -          12,676,864        12,676,864         -


TJ International, Inc. *   Common stock                                       -           5,272,494         5,272,494         -

U.S. Trust Company *       U.S. Trust Preservation
                             Fund                                             -           2,099,964         2,099,964         -

U.S. Trust Company *       U.S. Trust Preservation
                             Fund                                             -           1,830,500         1,872,427       41,927


*  Known party-in-interest



                                                         14

                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS



As independent public accountants, we hereby consent to the incorporation of our report dated April 14, 1995, included in this Form 11-K for the year ended December 31, 1994, into the Company's previously filed Registration Statement on Form S-8 (33-21870).


                                        ARTHUR ANDERSEN LLP




Boise, Idaho
  May 10, 1995